February 13, 2020

C. Mark Pickrell, Esq.
General Counsel
Virtuoso Surgical, Inc.
5701 Old Harding Pike, Suite 200
Nashville, TN 37205

       Re: Virtuoso Surgical, Inc.
           Post-Qualification Amendment to Form 1-A
           Filed February 10, 2020
           File No. 024-11136

Dear Mr. Pickrell:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Mary Beth Breslin, Legal
Branch Chief, at 202-551-3625 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    David Clay, Esq.